For Management Report		(As of the end of September 2014)
	USD	JPY (thousands except e.)
a. Total Assets	40,549,617,408	4,794,992,259
b. Total Liabilities	1,564,095,988	184,954,351
c. Total Net Assets (a-b)	38,985,521,421	4,610,037,908
d. Total Number of Shares	898,125,030.700
Outstanding
e. Net Asset Value	43.41	5,133
per Share

(Note 1) Total Net Assets for Investor Shares: $ [11,829,997,971.60].
(Note 2) Total Number of Shares Outstanding for Investor Shares: [461,143,948.60]
(Note 3) Net Asset Value Per Share for Investor Shares: $ [25.6535].